FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 16 October 2017

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

GlaxoSmithKline plc (the 'Company')

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms E Walmsley
b)	Position/status	Chief Executive Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 12 October 2017 on Ordinary Shares held in the Company's 2009 Deferred Annual Bonus Plan.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.275	75.595 (personal contribution)
		£15.275	187.204 (personal contribution)
		£15.275	203.821 (personal contribution)
		£15.275	75.595 (personal contribution)
		£15.275	187.191 (personal contribution)
		£15.275	203.809 (personal contribution)
		£15.275	75.595 (matching shares)
		£15.275	187.204 (matching shares)
		£15.275	203.821 (matching shares)
		£15.275	75.595 (matching shares)
		£15.275	187.191 (matching shares)
		£15.275	203.809 (matching shares)
d)	Aggregated information Aggregated volume Price	1,866.43 £15.275
e)	Date of the transaction	2017-10-12
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R G Connor
b)	Position/status	President, Global Manufacturing & Supply
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 12 October 2017 on Ordinary Shares held in the Company's 2009 Deferred Annual Bonus Plan.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.275	55.361 (personal contribution)
		£15.275	127.190 (personal contribution)
		£15.275	106.128 (personal contribution)
		£15.275	55.361 (personal contribution)
		£15.275	106.115 (personal contribution)
		£15.275	55.361 (matching shares)
		£15.275	127.19 (matching shares)
		£15.275	106.128 (matching shares)
		£15.275	55.361 (matching shares)
		£15.275	106.115 (matching contribution)
d)	Aggregated information Aggregated volume Price	900.310 £15.275
e)	Date of the transaction	2017-10-12
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr L Debruyne
b)	Position/status	President, Global Vaccines
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 12 October2017 on Ordinary Shares held in the Company's 2009 Deferred Annual Bonus Plan.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.275	178.377 (personal contribution)
		£15.275	178.365 (personal contribution)
		£15.275	178.377 (matching shares)
		£15.275	178.365 (matching shares)
d)	Aggregated information Aggregated volume Price	713.484 £15.275
e)	Date of the transaction	2017-10-12
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr S Dingemans
b)	Position/status	Chief Financial Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 12 October 2017 on Ordinary Shares held in the Company's 2009 Deferred Annual Bonus Plan.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.275	105.590 (personal contribution)
		£15.275	247.218 (personal contribution)
		£15.275	185.166 (personal contribution)
		£15.275	105.576 (personal contribution)
		£15.275	247.205 (personal contribution)
		£15.275	185.166 (personal contribution)
		£15.275	105.590 (matching shares)
		£15.275	247.218 (matching shares)
		£15.275	185.166 (matching shares)
		£15.275	105.576 (matching shares)
		£15.275	247.205 (matching shares)
		£15.275	185.166 (matching shares)
d)	Aggregated information Aggregated volume Price	2,151.842 £15.275
e)	Date of the transaction	2017-10-12
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr N Hirons
b)	Position/status	SVP, Global Ethics & Compliance
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 12 October2017 on Ordinary Shares held in the Company's 2009 Deferred Annual Bonus Plan.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.275	38.762 (personal contribution)
		£15.275	91.407 (personal contribution)
		£15.275	67.081 (personal contribution)
		£15.275	38.762 (personal contribution)
		£15.275	91.407 (personal contribution)
		£15.275	67.068 (personal contribution)
		£15.275	38.762 (matching shares)
		£15.275	91.407 (matching shares)
		£15.275	67.081 (matching shares)
		£15.275	38.762 (matching shares)
		£15.275	91.407 (matching shares)
		£15.275	67.068 (matching shares)
d)	Aggregated information Aggregated volume Price	788.974 £15.275
e)	Date of the transaction	2017-10-12
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr B McNamara
b)	Position/status	CEO, GSK Consumer Healthcare
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Increase in notional interest in ADSs following the re-investment of dividends paid to shareholders on 12 October 2017 on ADSs held in the Company's 2009 Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$41.020	75.963 (personal contribution)
		$41.020	75.963 (matching shares)
d)	Aggregated information Aggregated volume Price	151.926 $41.020
e)	Date of the transaction	2017-10-12
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D S Redfern
b)	Position/status	Chief Strategy Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 12 October 2017 on Ordinary Shares held in the Company's 2009 Deferred Annual Bonus Plan.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.275	62.115 (personal contribution)
		£15.275	116.331 (personal contribution)
		£15.275	84.422 (personal contribution)
		£15.275	62.115 (personal contribution)
		£15.275	116.331 (personal contribution)
		£15.275	84.409 (personal contribution)
		£15.275	62.115 (matching shares)
		£15.275	116.331 (matching shares)
		£15.275	84.422 (matching shares)
		£15.275	62.115 (matching shares)
		£15.275	116.331 (matching shares)
		£15.275	84.409 (matching shares)
d)	Aggregated information Aggregated volume Price	1,051.446 £15.275
e)	Date of the transaction	2017-10-12
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms C Thomas
b)	Position/status	SVP, Human Resources
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 12 October 2017 on Ordinary Shares held in the Company's 2009 Deferred Annual Bonus Plan.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.275	83.607 (personal contribution)
		£15.275	170.189 (personal contribution)
		£15.275	127.067 (personal contribution)
		£15.275	83.594 (personal contribution)
		£15.275	170.189 (personal contribution)
		£15.275	127.067 (personal contribution)
		£15.275	83.607 (matching shares)
		£15.275	170.189 (matching shares)
		£15.275	127.067 (matching shares)
		£15.275	83.594 (matching shares)
		£15.275	170.189 (matching shares)
		£15.275	127.067 (matching shares)
d)	Aggregated information Aggregated volume Price	1,523.426 £15.275
e)	Date of the transaction	2017-10-12
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr P C Thomson
b)	Position/status	President, Global Affairs
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 12 October 2017 on Ordinary Shares held in the Company's 2009 Deferred Annual Bonus Plan.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.275	56.787 (personal contribution)
		£15.275	104.127 (personal contribution)
		£15.275	79.994 (personal contribution)
		£15.275	56.787 (matching shares)
		£15.275	104.127 (matching shares)
		£15.275	79.994 (matching shares)
d)	Aggregated information Aggregated volume Price	481.816 £15.275
e)	Date of the transaction	2017-10-12
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D E Troy
b)	Position/status	SVP & General Counsel
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Increase in notional interest in ADSs following the re-investment of dividends paid to shareholders on 12 October 2017 on ADSs held in the Company's 2009 Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$41.020	43.227 (personal contribution)
		$41.020	97.329 (personal contribution)
		$41.020	80.611 (personal contribution)
		$41.020	43.227 (personal contribution)
		$41.020	97.329 (personal contribution)
		$41.020	80.599 (personal contribution)
		$41.020	43.227 (matching shares)
		$41.020	97.329 (matching shares)
		$41.020	80.611 (matching shares)
		$41.020	43.227 (matching shares)
		$41.020	97.329 (matching shares)
		$41.020	80.599 (matching shares)
d)	Aggregated information Aggregated volume Price	884.644 $41.020
e)	Date of the transaction	2017-10-12
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr P J T Vallance
b)	Position/status	President, R&D
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 12 October 2017 on Ordinary Shares held in the Company's 2009 Deferred Annual Bonus Plan.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.275	123.070 (personal contribution)
		£15.275	200.197 (personal contribution)
		£15.275	138.016 (personal contribution)
		£15.275	123.070 (personal contribution)
		£15.275	200.197 (personal contribution)
		£15.275	138.016 (personal contribution)
		£15.275	123.070 (matching shares)
		£15.275	200.197 (matching shares)
		£15.275	138.016 (matching shares)
		£15.275	123.070 (matching shares)
		£15.275	200.197 (matching shares)
		£15.275	138.016 (matching shares)
d)	Aggregated information Aggregated volume Price	1,845.132 £15.275
e)	Date of the transaction	2017-10-12
f)	Place of the transaction	n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 16, 2017

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc